Exhibit.99.2

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED FEBRUARY 28, 2010

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

This Management Discussion and Analysis (MD&A) is intended to assist readers in understanding Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”), its business environment and future prospects. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and related notes for the three-month period ended February 28, 2010, and the most recent annual consolidated financial statements. Information herein includes any significant developments to March 23, 2010, the date on which the MD&A was approved by our directors.

Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”) is in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. We have a practice of taking undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. If an ore body is indicated or likely, we look to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we would retain a percentage of ownership, in the case of a partnership, or receive a percentage royalty from the production of product resulting from a mining operation.

Our common shares trade on the Toronto Stock Exchange under the symbol “NIC,” and on the Over the Counter Bulletin Board in the United States under the symbol “PNCKF”. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and continued under the Canada Business Corporations Act on April 7, 2009. We conduct our U.S. operations through two wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp., a Washington corporation, and our Canadian operations directly and through a wholly-owned subsidiary, PNI Corp., a Canada corporation.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

Exploration Plans for our Properties

We are developing plans for our 2010 exploration program, which is expected to aggregate approximately $5 million to $8 million. A significant portion of the exploration program will be funded by ITOCHU Corporation, a multi-billion dollar Japanese conglomerate, as part of the MAN project, if they agree to exercise their option to continue. During 2008 we entered into an option agreement with ITOCHU for it to earn up to a 75% interest in the MAN Alaska property by investing up to US$40 million. ITOCHU has reimbursed us for exploration expenditures incurred at MAN in 2008 and 2009. Exploration may be funded through 2014. Annually, ITOCHU has the option to either terminate their program support or sustain it. Periodically, vesting options are available to ITOCHU, as is the case currently. It is anticipated that ITOCHU will decide upon their exercising the current option opportunity soon after the date of this report. Should it choose to exercise that option, ITOCHU has a further option in 2013.

We focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

First Quarter Highlights

During the first quarter, we planned and commenced negotiation of the contracts for the MAN Alaska property 2010 exploration program, in collaboration with ITOCHU, our option partner, and subject to them agreeing to the exercise of their option to continue.

Planning for a small geophysical winter program for our William Lake, Manitoba property also started during the quarter. The program will employ the same ground time domain EM (electromagnetic) system used on our MAN property this past summer. Further work at the property will be formalized once the new geophysical survey is complete and the data has been interpreted.

During the first quarter we decided not to renew our Harp Lake, Labrador claims based on their low potential in relation to our other property claims.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

We have mineral rights to a number of exploration properties in various stages of exploration in North America. A summary of the properties is presented in the table below.

Property	Location	Claims	Comments
area
(approx.)
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,930 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an option agreement with ITOCHU Corporation.
William Lake	Manitoba (70 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted during 2008.
Tower Property		7,627 hectares

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up to a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares

The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu , 2.0 g/t (grams per ton) Pd , 1.1 g/t Au , and 5.7 g/t Ag .

Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	19,713 hectares

The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.

Manibridge	Manitoba (128 km SW Thompson )	274 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,168 hectares	Manicouagan Minerals Inc. has earned a 50% interest in the property by making the required options and exploration expenditures.
Raglan SR1, Nuvilik	Quebec	45,680 hectares	The properties are currently in the early exploration stage. Minergy Ltd. has an option to earn a 70% interest in 245 mining claims comprising the Nuvilik property.
Rainbow	Nunavut (380 km NW of Chur- chill, and 612 km N of Thompson)	3,472 hectares	The property is currently in the early exploration stage.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

Property	Location	Claims	Comments
area
(approx.)
Copper King, Milford	Utah	2,830 hectares

The property is operated by Copper King Mining Corporation, and is also known as Western Utah Copper Company. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($11 million) and may be subject to a Net Profits Interest on copper production from certain claims (held by a group of private investors, which includes a current director of the Corporation) which will not exceed US$1.2 million ($1.3 million) in the aggregate, and a 2% net smelter return royalty on certain claims (held by the property vendor).

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

Selected Financial Information

	Three months ended	Three months ended
	February 28, 2010	February 28, 2009
Revenues	Nil	Nil
Expenses	396,689	369,199
Net income (loss)	(393,940)	(325,632)
Net income (loss) per share*	(0.006)	(0.005)
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Results of Operations

We received no operating revenues during the three months ended February 28, 2010, which is unchanged from the three months ended February 28, 2009. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

Pure Nickel reported a net loss of $393,940 or $0.006 per share for the three months ended February 28, 2010, compared to a net loss of $325,632 or $0.005 per share for the three months ended February 29, 2009. The loss was increased by a $3,454 loss on foreign exchange for which the comparative figure is a gain of $30,200. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties); the loss results from the appreciation of the Canadian dollar during the quarter.

General and administrative expenses for the three months ended February 28, 2010 were $396,689 compared to $369,199 for the three months ended February 29, 2009. The increase in expenses is attributable to an increase in legal fees to $57,719 from $15,784 in the comparative period. A portion of this increase was offset by lower stock-based compensation costs including those attributed from option grants to officers, directors and consultants pursuant to our stock option plan. Option grants were non-cash costs aggregating $5,298 for the three months ended February 28, 2010 compared to $27,368 for the three months ended February 29, 2009.

Interest income decreased to $10,282 for the three months ended February 28, 2010 compared to $14,067 for the comparative period due to a decrease in the cash balance and a reduction in interest rates over the year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

Cash used by operat5ing activities was $451,019, compared to $560,455 in the prior period. The cash flow use from loss for the year was reduced by stock-based compensation expense of $5,298 for the three months ended February 28, 2010 compared to $27,368 for the three months ended February 29, 2009, since this is a non-cash expense. Investing activities used cash of $173,982 for the three months ended February 28, 2010 compared to $132,981 of cash provided by investing activities in the three months ended February 29, 2009, the bulk of which was capitalization of expenditures on mineral properties. Pure Nickel did not raise any cash through financing activities in the three months ended February 28, 2010 and the three months ended February 29, 2009.

Quarterly Information

Selected financial information for the previous eight quarters is set out below.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Feb. 28, 2010	Nov. 30, 2009	Aug. 31, 2009	May 31, 2009
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	396,689	465,473	103,651	330,850
Net income (loss)	(393,940)	(520,241)	(72,513)	(492,802)
Net income (loss) per share*	(0.006)	(0.008)	(0.001)	(0.007)
	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Feb. 28, 2009	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	369,199	449,246	338,310	649,262
Net income (loss)	(325,632)	(168,024)	(1,088,537)	(763,474)
Net income (loss) per share*	(0.005)	(0.002)	(0.02)	(0.01)
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and Capital Resources

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and shares for services, property or other assets). Fluctuations in our share price will affect ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

We had cash and equivalents as well as short term investments of $4,913,472 at February 28, 2010 compared to $5,527,662 at November 30, 2009. This balance includes restricted cash and cash equivalents of $86,838 (November 30, 2009 - $86,946) which are funds invested in guaranteed investment certificates with maturities of less than three months as security for corporate credit cards. Working capital was $4,805,197 at February 28, 2010 compared to $5,351,560 at November 30, 2009. Current liabilities at February 28, 2010 consisted of accounts payable and accrued liabilities payable totalling $202,202 compared to $325,018 at November 30, 2009.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

The exploration and development of our mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all projects, and may cause loss of participating project interests (please refer to Risks, on page 11). Management believes that the working capital on hand at February 28, 2010 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

During the three months ended February 28, 2010, we incurred legal expenses with a firm of which a director was a principal during the period of $1,679 (2009 - $ nil) for legal services, and we paid directors and companies controlled by directors $ nil (2009 - $ nil) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed Transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share Capital

At February 28, 2010, share capital was as follows:

Issued and outstanding common shares	67,765,559
Stock options	4,460,000
Share purchase warrants	4,000,000

The 4,000,000 share purchase warrants expire May 11, 2010.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

Critical Accounting Estimates and Policies

Our consolidated financial statements for the three months ended February 28, 2010 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

The most significant accounting estimates for us relate to the carrying values of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

Following are our more critical accounting policies.

Mineral Properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

Foreign Currency Translation

The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

Financial Instruments, including Investments

Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations and deficit.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

Changes in Accounting Policies

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) in the first quarter ended February 29, 2012. The conversion to IFRS will affect our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

Our conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. We are currently in the scoping and planning phase which entails, among other things, identifying the resources required, areas for review and establishing a project plan and timetable.

Other changes

In June 2009, the CICA issued amendments to CICA Handbook Section 3862 – Financial Instruments – Disclosures. Section 3862 amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. We have adopted the standard effective December 1, 2008. The adoption of this standard has not had a significant impact on our consolidated financial statements.

In June 2009, the CICA issued amendments to CICA Handbook Section 1506 – Accounting Changes. Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments are effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The adoption of IFRS is not expected to qualify as an accounting change under CICA 1506.

On March 27, 2009, the Emerging Issues Committee issued EIC-174 – Mining Exploration Costs. In this EIC the Committee provided additional guidance for an enterprise that has initially capitalized exploration costs and has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We have adopted EIC-174 in these financial statements. The adoption of this EIC has not had a significant impact on our consolidated financial statements.

On January 20, 2009, the Emerging Issues Committee issued EIC-173 – Credit Risk and Fair Value of Financial Assets and Financial Liabilities. In this EIC the Committee determined that the credit risk specific to the entity and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. We have adopted EIC-173 in these financial statements. The adoption of this EIC has not had a significant impact on our consolidated financial statements.

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-Controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. These sections are applicable for our interim and annual consolidated financial statements for our fiscal year beginning December 1, 2011. We have not yet determined the impact of the adoption of these standards on its consolidated financial statements.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

Disclosure Controls and Procedures

Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the three month period ended February 28, 2010 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Management is also responsible for the design of internal controls over financial reporting (“ICOFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the three months ended February 28, 2010 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

Economic Factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained, however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

We report our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010

Risks

Risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml.

Forward-Looking Statements

This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.